Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Delta Petroleum Corporation

We consent to the incorporation by reference in the registration statements on Form S-3 (No. 333-167644) and on Form S-8 (Nos. 333-141247, 333-137361, 333-127654, 333-108866, 333-103585, 333-73324, and 333-30276 and 333-151958) of Delta Petroleum Corporation of our report dated March 2, 2009, except for the second paragraph of note 21 and note 22, which are as of May 5, 2009, with respect to the consolidated balance sheets of Delta Petroleum Corporation and subsidiaries as of December 31, 2008 and 2007, and the related consolidated statements of operations, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2008, which report appears in the Form 8-K of Delta Petroleum Corporation dated May 6, 2009.

Our report contains an explanatory paragraph that states that the Company has suffered recurring losses from operations, has a working capital deficiency, and was not in compliance with its debt covenants as of December 31, 2008, which raise substantial doubt about its ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of that uncertainty.

Our report refers to the Company’s adoption of FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes — an Interpretation of FASB Statement No. 109, effective January 1, 2007.

Our report also refers to the Company’s adoption of FASB Staff Position APB 14-1, Accounting for Convertible Debt Instruments That May Be Settled in Cash Upon Conversion (Including Partial Cash Settlement) and SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements — an amendment of Accounting Research Bulletin No. 51, effective January 1, 2009, which has been applied retrospectively in the consolidated financial statements.

/s/ KPMG LLP
KPMG LLP
Denver, Colorado
September 11, 2009